UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001-33363

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FCStone Group Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FCStone Group, Inc.

2829 Westown Parkway, Suite 100

West Des Moines, Iowa 50266

(515) 223-3788

FCSTONE GROUP EMPLOYEE STOCK

OWNERSHIP PLAN

Administered By Associated Benefits Corporation

Financial Statements as of December 31, 2006 and 2005,

and for the Year Ended December 31, 2006, Supplemental

Schedule as of December 31, 2006 and Report of

Independent Registered Public Accounting Firm

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Administrators of the FCStone Group Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of FCStone Group Employee Stock Ownership Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits as of December 31, 2005, was audited by other auditors whose report dated August 11, 2006, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of FCStone Group Employee Stock Ownership Plan as of December 31, 2006, and the changes in its net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2006 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 22, 2007

Des Moines, Iowa

FCStone Group Employee Stock Ownership Plan

Administered By Associated Benefits Corporation

Statement of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value:
FCStone Group, Inc. common stock	$32,863,505	$5,869,200

Receivables:
Employer’s noncash contribution, at fair value	823,528	—
Accrued interest and dividends	582,708	—

Total receivables	1,406,236	—

Cash and cash equivalents	5,006	270,055

Net assets available for benefits	$34,274,747	$6,139,255

See accompanying notes to financial statements.

FCStone Group Employee Stock Ownership Plan

Administered By Associated Benefits Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006	2006
Investment income:
Net appreciation in fair value of investments	$26,784,921
Dividends	582,686
Interest	5,038

27,372,645
Employer’s noncash contribution, at fair value	823,528

Total additions	28,196,173
Benefits paid directly to participants	60,681

Increase in net assets available for benefits	28,135,492
Net assets available for benefits at beginning of year	6,139,255

Net assets available for benefits at end of year	$34,274,747

See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The FCStone Group Employee Stock Ownership Plan (“Plan”) is a defined contribution plan administered by Associated Benefits Corporation (“Plan Administrator”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan available to all full-time employees of FCStone Group, Inc. (“Company” or “Plan Sponsor”) who have attained age 21 and completed four months of service. The Plan was adopted on June 1, 2005. Marshall & Ilsley Trust Company N.A. serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—The Plan is funded by Company contributions. For each plan year beginning after December 31, 2005, the Company will contribute 50 percent of the first 8 percent of base compensation that a participant contributes to any eligible 401(k) plan of the Company, subject to certain limitations contained in the Internal Revenue Code of 1986, as amended, in the form of either cash or Company common stock. Noncash contributions are recorded at fair value. Contributions by participants are not permitted.

Transfer of Assets Due to Creation of Plan—Effective June 1, 2005, the Company created an Employee Stock Ownership Plan (ESOP). Eligible participants were able to elect to make a one-time irrevocable transfer of a portion of their 401(k) Plan to the Plan. The amount of the transfer was limited to no more than one-third (1/3) of the eligible participant’s 401(k) Plan account balance. The initial ESOP stock sale was consummated as of August 26, 2005, with the Plan purchasing from the Company shares of common stock at a purchase price of $10.00 per share. As a result, assets of $4,500,928 transferred into the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s transfer contribution and an allocation of Plan earnings and employer contributions. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting—Participants are immediately vested in their transfer contributions and actual earnings thereon.

Participants become vested in the employer contributions and earnings thereon in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2 years	None
2 year but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

Forfeitures are used to reduce future employer contributions.

Participant Loans—The Plan does not allow loans to participants.

Payment of Benefits—On termination of service, plan participants who receive their distribution in the form of Company common stock are issued a put option whereby the Company, and not the Plan, is required to repurchase their shares at their then estimated fair value. Subsequent to year-end, the Plan was amended such that the “put option” requirement does not apply to company stock distributed from the Plan if, at such time, such company stock is readily tradeable on an established securities market. The Company completed an initial public offering (IPO) of its common stock on March 16, 2007.

Voting Rights – Each participant has the right to direct the Trustee with respect to the voting of shares of Company Stock which have been allocated to their ESOP account. The Trustee, at the direction of the Administrator, will vote all ESOP shares to the extent participating voting directions are not provided.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting—The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Of particular significance are estimates related to the valuation of FCStone Group, Inc. common stock. The Company believes the independent appraisal provides a reasonable estimate of its value. Because of the significance of the assumptions required in the Company’s valuation, the actual value could materially differ had a ready market for the securities existed. The valuation completed as of December 31, 2006 determined a fair value of the shares of $70.50 per share. The IPO price in March 2007 was $24.00 per share (as adjusted for 3-for-1 stock split on February 26, 2007, see note 7).

Risks and Uncertainties—The Plan invests in investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition—The Plan’s investment in FCStone Group, Inc. common stock is valued by management of the Plan based on its estimated fair value as determined by Company management and an annual independent appraisal of the Company. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

Transfers—Any participant who has reached the age of 55 and has 10 years of participation in the Plan has the option of making a transfer of a certain percentage of their Plan account into another qualified plan of the participating employer or to another eligible retirement plan.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2006	2005
FCStone Group, Inc. Company common stock	$32,863,505	$5,869,200

During 2006, the Plan’s investment in FCStone Group, Inc. Company common stock (including investments bought, sold, and held during the year) appreciated in value by $26,784,921.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006, the Plan held 466,149 shares of common stock of FCStone Group, Inc., the sponsoring employer, with a cost basis of $4,710,311. During the year ended December 31, 2006, the Plan recorded dividend income from Company common stock of $582,686.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the participating employer has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan has not filed for a determination letter from the Internal Revenue Service that the Plan and related Trust are designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	SUBSEQUENT EVENTS

In February 2007, the Company authorized a 3-for-1 stock split effected in the form of a stock dividend to stockholders of record at the close of business on February 26, 2007, the record date. As a result of the stock split, the Company issued 932,298 additional shares to the Plan.

In March 2007, the Company completed its initial public offering of common stock in which a total of 5,865,000 shares were issued and sold at a price of $24.00 per share. In connection with the offering, the Company redeemed 209,030 shares of common stock held by the Plan.

In May 2007, the Plan was amended to allow participants to be able to diversify within the ESOP by directing the sale of FCStone Group, Inc. common stock held for participants in the ESOP. These amendments were made to the Plan in response to changes in applicable tax law requiring plans to permit greater investment diversification. As a result of the amended Plan, participants will be able to sell and purchase FCStone Group, Inc. common stock daily through the ESOP beginning in July 2007.

******

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity	(d) Cost	(e) Current Value
*	FCStone Group, Inc. Company Common Stock	466,149 shares of company stock	$4,710,311	$32,863,505
	Goldman Sachs	Money Market	5,006	5,006

	Total investments		$4,715,317	$32,868,511

*	Known to be a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FCStone Group Employee Stock Ownership Plan
(Name of Plan)

Date: June 22, 2007
/s/ Robert V. Johnson
Robert V. Johnson
Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of FCStone Group, Inc.

The Administrator of the FCStone Group, Inc. Employee Stock Ownership Plan:

We consent to the incorporation by reference in the registration statement (No. 333–125889) on Form S-8 of FCStone Group, Inc. of our report dated June 22, 2007, with respect to the statement of net assets available for benefits of the FCStone Group, Inc. Employee Stock Ownership Plan as of December 31, 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental schedule as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the FCStone Group, Inc. Employee Stock Ownership Plan.

/s/ KPMG LLP

Des Moines, Iowa

June 22, 2007